Mail Stop 3561

April 21, 2009

Michael J. Chesser, Chief Executive Officer
Great Plains Energy Incorporated
1201 Walnut Street
Kansas City, Missouri 64106

> **Re: Great Plains Energy Incorporated**
> **Form 10-K for Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 1-32206**
>
> **Kansas City Power & Light Company**
> **Form 10-K for Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **File No. 0-51873**

Dear Mr. Chesser:

     We have completed our review of your annual reports on Form 10-K and related filings, and we have no further comments at this time.

     Sincerely,

     H. Christopher Owings
     Assistant Director

cc: Mark G. English, Esq.
     Great Plains Energy Incorporated
     Via Facsimile